Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 8, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

OCTOBER 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	October 2009	Year to Date	10/31/09	10/31/09

Series A	−11.60%	−32.07%	$31,885,669	$1,312.64
Series B	−18.34%	−46.63%	$49,550,928	$1,388.19

*	All performance is reported net of fees and expenses

Fund results for October 2009:

World equities continued to move higher early in the month before running out of steam late. Australian economic data improved enough to prompt the central bank to be the first G-20 nation to raise interest rates (+25 bps) in the current cycle. Aussie equities responded to the rate hike with new highs until a steep sell off following poor banking results led to losses of 3.2% on the month. Japan’s Nikkei 225 (−0.9%) continued to lag as an improving unemployment picture was unable to offset tepid growth. European equities from Germany (−5.2%) to France (−4.8%) and the United Kingdom (−2.1%) sold off, losing momentum as economic data was unable to impress enough to maintain early gains. A mixture of long and short positions in this sector produced losses.

World bond markets retraced from recent highs, finishing October significantly lower as early data conveyed a sense of sustainability to the overall recovery. In the U.S., 30-year bonds sold off as numerous bellwether companies soundly beat earnings expectations and retail sales fell less than forecast. Selling gained momentum after the government’s $12 billion auction of 30-year Treasury bonds drew weaker than average demand. The glut of supply continues to weigh upon the market. European GDP contracted more than expected (−4.8% year-on-year), but the reaction was muted as Germany, Italy, and Portugal successfully auctioned nearly $16 billion of debt. Japanese bonds traded dramatically lower as the jobless rate unexpectedly fell from the record 5.7% reading of September to 5.5% in October. Household spending also contributed to the sell off, rising 2.6%, the largest jump in 19 months. A mixture of long and short positions in this sector also led to losses.

U.S. dollar index futures established 14-month lows in October as investors throughout the world called into question the reserve status of the U.S. currency. The Australian central bank cited decreasing risks to serious economic contraction as key metrics from retail sales and bank lending to home building approvals and commodity prices continued to show steady improvement. The British Pound (+2.7%) recovered most of last month’s losses amid talk that the Bank of England may pause quantitative easing if economic growth continues to improve. The Brazilian real added another 0.3%, pushing its gain on the year to well over 20%. Interest rates at 8.75% continued to attract heavy foreign inflows, however officials are growing concerned that exports may suffer. Positions in the currencies sector produced losses.

Despite the continuing trend of modest increases in the U.S.D.A.’s estimates of world’s grain supplies, corn, soybean, and wheat futures posted solid gains on the month. All three markets gathered strength as the U.S. dollar moved to new lows for the year. December corn (+6.4%) and November soybean (+5.5%) futures also found support as unseasonably cool and wet weather in the U.S. complicated late development and harvest of the crop. U.S. corn harvest stands at 37% compared to the 5-year average of 58%, while soybean harvest (75% complete) lagged the 5-year average of 80%. Despite an 8% gain for December wheat, a 15-month downward trend remains in place. Indeed, the U.S.D.A. increased its global wheat supply estimates by another 2.2 million tons, citing a better than expected Canadian harvest. A mixture of long and short positions in this sector produced losses.

December gold futures rose sharply in early October, posting all time highs above $1070 per ounce as concerns mounted over the stability of the dollar as the world’s reserve currency. Longer-term inflation worries also moved to the forefront as world governments continued to print money and crude oil rallied back above the $80 per barrel level. While gold sold off late to finish only 3% higher, the market remains well below inflation adjusted highs at over $2100 per ounce set in 1980. December silver futures rose over 7% in early month action, before finishing slightly lower amid concerns that dollar weakness is overdone in the short term. December NY copper (+4.8%) rose steadily throughout the month, exceeding 12 month highs as miners in Peru and Chile walked out, demanding better compensation. A mixture of long and short positions led the metals sector to an overall loss on the month.

March NY sugar futures fell in October (-10.1%) as signs emerged that physical buyers are slowing purchases following the establishment of 28-year highs in September. Reports out of India and Brazil that production will outpace forecasts put pressure on values as well. December hogs rose sharply (+15%) amid an improving export outlook after restrictions were lifted for U.S. pork exports to Russia and China. December cotton futures added 7.8%, posting new one-year highs as crop conditions worsened in the U.S. Cotton harvest stands at only 19% complete as the Mississippi Delta region (99% of production) continues to get pounded by rain. This compares with a 5-year average of 43%. December NY cocoa rose (+5.1%) to 30 year highs in October, while London cocoa saw the highest prices in over two decades amid threats that farmers in the Ivory Coast are planning to strike due to price disputes. These conditions and growing demand worldwide drove values sharply higher in October. A mixture of long and short positions led to losses for the sector.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s negative performance.

For the month of October 2009, Series A lost 11.60% and Series B lost 18.34%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$2,308

Expenses
Management fee	49,445
Ongoing offering expenses	26,727
Operating expenses	4,009
Selling Commissions	106,910
Other expenses	669
Incentive fee	—
Brokerage commissions	61,950

Total expenses	249,710

Net investment gain (loss)	(247,402)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,799,427)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,138,241)

Net gain (loss) on investments	(3,937,668)

Net increase (decrease) in net assets from operations	$(4,185,070)

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$35,464,906

Net increase (decrease) in net assets from operations	(4,185,070)
Capital share transactions
Issuance of shares	895,214
Redemption of shares	(289,382)

Net increase (decrease) in net assets from capital share transactions	605,832
Net increase (decrease) in net assets	(3,579,238)

Net assets, end of period	$31,885,668

NAV Per Unit, end of period	$1,312.64

QUADRIGA SUPERFUND, L.P. — SERIES B
OCTOBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2009)

STATEMENT OF INCOME

October 2009

Investment income, interest	$3,025

Expenses
Management fee	76,839
Ongoing offering expenses	41,535
Operating expenses	6,231
Selling Commissions	166,139
Other expenses	492
Incentive fee	—
Brokerage commissions	165,840

Total expenses	457,076

Net investment gain (loss)	(454,051)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(7,595,308)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,079,216)

Net gain (loss) on investments	(10,674,524)

Net increase (decrease) in net assets from operations	$(11,128,575)

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2009

Net assets, beginning of period	$60,090,407

Net increase (decrease) in net assets from operations	(11,128,575)
Capital share transactions
Issuance of shares	1,317,059
Redemption of shares	(727,964)

Net increase (decrease) in net assets from capital share transactions	589,095
Net increase (decrease) in net assets	(10,539,480)

Net assets, end of period	$49,550,927

NAV Per Unit, end of period	$1,388.19

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.